Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Icahn Enterprises L.P. (the “Partnership,” “our,” “us” or “we”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our depositary units, representing limited partnership interests.

The following description of our depositary units does not purport to be complete and is qualified in its entirety by reference to applicable Delaware law, and to provisions of our amended and restated agreement of limited partnership, dated as of May 12, 1987, as amended and restated as of August 2, 2016, which we refer to as our partnership agreement, and the depositary agreement, dated as of July 1, 1987, as amended and restated as of August 2, 2016, which we refer to as our depositary agreement, entered into between us and Computershare Inc., as depositary, which we refer to as the depositary, and the unitholders. Each such document is incorporated by reference as an exhibit to our annual report on Form 10-K. The principal executive offices of the depositary are located at 61 Broadway, New York, New York.

DESCRIPTION OF DEPOSITARY UNITS

General

The depositary units represent limited partner interests in Icahn Enterprises that are on deposit with the depositary. The percentage interest in Icahn Enterprises represented by a depositary unit is equal to the ratio it bears at the time of such determination to the total number of depositary units in Icahn Enterprises (including any undeposited depositary units) outstanding, multiplied by 99%, which is the aggregate percentage interest in Icahn Enterprises of all holders of depositary units. Subject to the rights and preferences of any preferred units that may be issued, each depositary unit evidences entitlement to a portion of Icahn Enterprises’ distributions and an allocation of Icahn Enterprises’ net income and net loss, as determined in accordance with our partnership agreement. We are authorized to issue additional depositary units or other securities from time to time to unitholders or additional investors without the consent or approval of holders of depositary units, or unitholders. There is no limit to the number of depositary units or additional classes of units, including any preferred units, that may be issued. The board of directors of our general partner has the power, without any further action by the unitholders, to issue units with such designations, preferences and relative, participating or other special rights, powers and duties, including rights, powers and duties senior to existing classes of depositary units or preferred units. The depositary units have no preemptive rights.

All or a portion of the depositary receipts evidencing the depositary units may be held through the Depositary Trust Company’s (“DTC”) book-entry settlement system. All depositary receipts accepted for book-entry settlement with DTC are represented by a single receipt (the “DTC Receipt”), which shall be deposited with DTC (or its custodian) evidencing all such depositary units and registered in the name of the nominee of DTC (initially Cede & Co.). The depositary or such other entity as is agreed to by DTC may hold the DTC Receipt as custodian for DTC. Ownership of beneficial interests in the DTC Receipt will be shown on, and the transfer of such ownership will be effected through, records maintained by (i) DTC or its nominee for such DTC Receipt, or (ii) institutions that have accounts with DTC.

Deposit of Certificates of Limited Partner Interests

Subject to the terms and conditions of the depositary agreement, on the date of any issuance of depositary units by Icahn Enterprises, our general partner will either (i) deposit with the depositary a certificate or certificates or (ii) in the case of uncertificated depositary units, provide evidence of a credit to the book-entry account maintained by the Registrar, in either case evidencing the aggregate whole number of depositary units so issued. Such deposit or book-entry credit will be accompanied by (a) written instructions containing the name, address, social security or taxpayer identification number of and the number of depositary units to be issued to each investor in the Partnership, and (b) a written request that the depositary execute and deliver to each such investor depositary receipts evidencing the depositary units, registered in the name of such investor, or book-entry credit in the name of such investor, in accordance with such written instructions. Each investor will thereupon be recognized by Icahn Enterprises as a record holder as of the closing date of such issuance of depositary units.

Transfer of Depositary Units

Until a depositary unit has been transferred on the books of the depositary, we and the depositary will treat the record holder of the unit as the absolute owner for all purposes. A transfer of depositary units will not be recognized by the depositary or us unless and until the depositary receipt evidencing such depositary units, or other evidence of uncertificated units, is surrendered by the holder thereof, in person or by duly authorized attorney, to the depositary, properly endorsed and properly signature guaranteed or accompanied by an instrument of transfer executed by the transferor.

Upon surrender for registration of transfer of any depositary unit evidenced by a receipt, and subject to the provisions of the partnership agreement, the appropriate officers of the general partner shall execute and deliver, and in the case of receipts evidencing depositary units, the depositary shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new receipts, or shall deliver other evidence of the issuance of uncertificated units, evidencing the same aggregate number and type of depositary units as was evidenced by the receipt so surrendered.

By acceptance of the transfer or issuance of any depositary units, each transferee or other recipient of depositary units (including any nominee holder or an agent or representative acquiring such units for the account of another person) (i) shall be admitted to the partnership as a limited partner with respect to the units so transferred or issued to such person when any such transfer or issuance is reflected in the books and records of the partnership, (ii) shall become bound by the terms of, and shall be deemed to have agreed to be bound by, the partnership agreement (iii) shall become the record holder of the units so transferred or issued, (iv) represents that the transferee or other recipient has the capacity, power and authority to enter into the partnership agreement, and (v) makes the consents, acknowledgements and waivers contained in the partnership agreement, all with or without execution of the partnership agreement.

A transferee will be deemed to be a party to the depositary agreement and to be bound by its terms and conditions.

Transfers of Depositary Units Held in Book-Entry Form.

Depositary units held in book-entry form shall be transferred through DTC’s book-entry settlement system.

Withdrawal of Depositary Units from Deposit

A unitholder may withdraw from the depositary the depositary units represented by its depositary receipts upon written request and surrender of the depositary receipts evidencing the depositary units in exchange for a certificate issued by us evidencing the same number of depositary units, or in the case of uncertificated depositary units, evidence of a book-entry credit.

A transferee is required to become a unitholder of record before being entitled to withdraw depositary units from the depositary. Depositary units that have been withdrawn from the depositary, and therefore are not evidenced by depositary receipts, are not transferable except upon death, by operation of law, by transfer to us or redeposit with the depositary. A holder of depositary units withdrawn from deposit will continue to receive its respective share of distributions and allocations of net income and losses pursuant to our partnership agreement. In order to transfer depositary units withdrawn from the depositary other than upon death, by operation of law or to the partnership, a unitholder must redeposit the certificate evidencing such withdrawn depositary units with the depositary and request issuance of depositary receipts representing such depositary units, which depositary receipts then may be transferred. Any redeposit of such withdrawn depositary units with the depositary requires 60 days’ advance written notice and payment to the depositary of a redeposit fee (initially $5.00 per 100 depositary units or portion thereof) and will be subject to the satisfaction of certain other procedural requirements under the depositary agreement.

Books and Records of the Depositary

Upon the written request of the Partnership, the depositary shall as promptly as practicable furnish to the Partnership a list, as of the date specified in such request, of the names, addresses and social security or taxpayer identification numbers of all record holders. The depositary shall keep books at its corporate office for the transfer of depositary receipts. The books shall be open during normal business hours for inspection by the record holders upon demonstration of a valid business purpose for such inspection. The depositary may maintain such books in customary electronic form.

Distributions

The general partner has the power and authority to retain or use partnership assets or revenues as, in the sole and absolute discretion of the general partner, may be required to satisfy the anticipated present and future cash needs of the partnership, whether for operations, expansion, investments, acquisitions or otherwise.

Subject to Section 17-607 of the Partnership Act and to the provision with respect to distributions upon liquidation or dissolution of the partnership, the general partner, in its sole and absolute discretion, may make such distribution from partnership assets or otherwise as it deems appropriate in its sole discretion, quarterly, annually or at any other time. Any distributions will be distributed to the general partner and the record holders in accordance with their respective percentage interests. Each distribution shall be paid by the Partnership only to the record holders (as of the record date set forth for such distribution) and to the general partner.

Amendment of the Partnership Agreement

General

Amendments to the partnership agreement may be proposed either by the general partner or by unitholders owning at least 10% of the units outstanding. In order to adopt a proposed amendment, other than certain amendments discussed below, the general partner is required to seek written consent of the unitholders or call a meeting to consider and vote upon the proposed amendment. The general partner is not required to take further action with respect to any proposed amendment that, in the opinion of counsel, would be illegal under Delaware law if adopted. A proposed amendment will become effective only if approved by the general partner in writing and approved by a majority interest of unitholders, unless a greater percentage is required by law or the partnership agreement.

Amendments Adopted Solely by Icahn Enterprises GP

•any changes in our name or the location of our principal place of our business;
•the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;
•an election to be bound by any successor statute to the Partnership Act;
•any change that is necessary to qualify as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that we will not be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;
•any change that is necessary to qualify as a “real estate investment trust”;
•any change (i) that is inconsequential and does not materially adversely affect unitholders; (ii) to cure any ambiguity or to correct any provision; (iii) to satisfy any federal or state agency or contained in any federal or state statute; (iv) to facilitate the trading of the depositary units or comply with any requirements of any securities exchange on which the depositary units are listed for trading; (v) in connection with any action permitted to be taken by Icahn Enterprises GP in the case of the loss of partnership status; or (vi) required or contemplated by the partnership agreement;
•any change in any provision of the partnership agreement that requires any action to be taken by or on behalf of the general partner pursuant to the requirements of applicable Delaware law if the provisions of applicable Delaware law are revised so that the taking of such action is no longer required; or
•any other amendments similar to the foregoing.

Prohibited Amendments

Notwithstanding the foregoing, unless approved by Icahn Enterprises GP in writing and, subject to limitations on the exercise by unitholders of voting rights, by all of the holders of depositary units, no amendment may be made to the partnership agreement if the amendment, in the opinion of counsel would result in the loss of the limited liability of unitholders or Icahn Enterprises as the sole limited partner of Icahn Enterprises Holdings or would cause Icahn Enterprises or Icahn Enterprises Holdings to be treated as an association taxable as a corporation for U.S. federal income tax purposes. In addition, no amendment to the partnership agreement may be made that would:

•enlarge the obligations of the general partner or any unitholder or convert the interest of any unitholder into the interest of a general partner;
•modify the expense reimbursement payable to the general partner and its affiliates pursuant to the partnership agreement without the consent of the general partner or the fees and compensation payable to the general partner and its affiliates pursuant to the Icahn Enterprises Holdings partnership agreement;
•modify the order and method for allocations of net income and net loss or distributions of net cash flow from operations without the consent of the general partner or the unitholders adversely affected; or
•amend sections of the partnership agreement concerning amendments of the agreement without the consent of unitholders owning at least 95% of the total number of depositary units outstanding then held by all unitholders.

Allocations of Income and Loss

The Icahn Enterprises partnership agreement provides, in general, that all items of income, gain, loss and deduction are allocated to Icahn Enterprises GP and to the holders of depositary units in accordance with their respective percentage ownership in the partnership. Items allocated to the holders of depositary units are further allocated among them pro rata in accordance with the respective number of depositary units owned by each of them. The partnership’s income and gain, and loss and deduction, for U.S. federal income tax purposes will be computed on an annual basis and apportioned equally among the calendar months among the general partner and record holders of depositary units in accordance with their percentage interests as of the first day of the immediately following month. The partnership’s gains and losses from capital transactions generally will be allocated among the general partner and record holders of depositary units in proportion to their percentage interests as of the close of business on the last day of the month in which such gains and losses occurred. However, if gain from a capital transaction is recognized by the partnership over more than one calendar year, gain recognized by the partnership in years subsequent to the year in which the capital transaction occurred shall be allocated in the same manner as income of the partnership is allocated.

Meetings; Voting Rights of Unitholders

Any action that is required or permitted to be taken by unitholders may be taken either at a meeting of the holders of depositary units or without a meeting if consents in writing setting forth the action so taken are signed by holders of depositary units owning not less than the minimum number of depositary units, or preferred units, if any, that would be necessary to authorize or take such action at a meeting. Meetings of the holders of depositary units may be called by the general partner or by unitholders owning at least 10% of the total depositary units outstanding then owned by all such unitholders. Holders of depositary units may vote either in person or by proxy at meetings.

The general partner manages and operates Icahn Enterprises. Unlike the holders of common stock in a corporation, holders of our outstanding depositary units have only limited voting rights on matters affecting our business. Holders of depositary units have no right to elect the general partner on an annual or other continuing basis, and the general partner generally may not be removed except pursuant to the vote of the holders of not less than 75% of the outstanding depositary units, including the general partner and its affiliates to the extent that they are holders of depositary units. In addition, removal of the general partner may result in a change of control under our existing debt securities. As a result, holders of depositary units have limited say in matters affecting our operations and others may find it difficult to attempt to gain control or influence our activities.

Each unitholder will have one vote for each depositary unit as to which the unitholder has been admitted as a unitholder. The voting rights of a unitholder who transfers a depositary unit will terminate with respect to that depositary unit upon its transfer. The partnership agreement does not provide for annual meetings of the unitholders.

Unitholders have the right to vote on the following matters and the actions specified therein may be taken by the general partner only with the affirmative vote, in person or by proxy, of a majority interest (except that a higher vote is required for (i) certain amendments to the partnership agreement discussed above and (ii) the removal of the general partner) and with a separate concurrence of Icahn Enterprises GP:

•the amendment of the partnership agreement, except for those amendments that may be made without unitholder approval as discussed above;
•the dissolution of Icahn Enterprises pursuant to the partnership agreement;
•the selection of a liquidating trustee;
•the approval or disapproval of any merger or consolidation of Icahn Enterprises; provided, however that no approval is required with respect to any such transaction which, in the sole and absolute discretion of the general partner, (A) is primarily for the purpose of acquiring properties or assets, (B) combines the ongoing business operations of the entities with Icahn Enterprises as the surviving entity, or (C) is between Icahn Enterprises and Icahn Enterprises Holdings;
•the approval or disapproval of a sale or other disposition (except upon dissolution and liquidation) of all or substantially all of our assets;
•the transfer of the general partner’s partner interest;
•the withdrawal of Icahn Enterprises GP as the general partner;
•the election of a successor general partner;
•the removal of the general partner;
•the election to reconstitute and continue the business rather than dissolve; and
•to consent to certain proposals submitted for the approval of the limited partners of Icahn Enterprises Holdings.

As of December 31, 2019, Mr. Icahn and his affiliates owned approximately 92.0% of our outstanding depositary units. As a result of these holdings, Mr. Icahn can exercise effective control over substantially all matters subject to unitholder consent or approval. Mr. Icahn’s interests may differ from the interests of other unitholders.

Restriction on Short-Form Mergers

Neither the general partner nor its affiliates will cause the partnership (in the event that the Partnership Act is amended to permit partnerships to engage in short-form merger transactions), or any successor entity of the partnership, whether in its current form as a limited partnership or as converted to or succeeded by a corporation or other form of business association, to effect a merger or other business combination (in the event that such short-form merger statute applies to other business combinations) of the partnership or such successor, in each case pursuant to Section 253 of the General Corporation Law of Delaware, or any successor statute, or any similar short-form merger statute under the laws of Delaware or any other jurisdiction. This provision does not apply to any other merger or business combination transaction. In addition, no amendment to this provision is permitted without a unanimous vote of the record holders, unless the amendment has been approved by the audit committee, in which event only a majority interest, as defined, is required for approval of the amendment.

Liability of General Partner and Unitholders

The general partner will be liable for all general obligations of the partnership to the extent not paid by the partnership. The general partner will not, however, be liable for the nonrecourse obligations of the partnership. Assuming that a unitholder does not take part in the control of the business of Icahn Enterprises and otherwise acts in conformity with the provisions of the partnership agreement, the liability of the unitholder will, under the Partnership Act, be limited, subject to certain possible exceptions, generally to the amount contributed by the unitholder or the unitholder’s predecessor in interest to the capital of the partnership, plus the unitholder’s share of any undistributed partnership income, profits or property. However, under the Partnership Act, a unitholder who receives a distribution from Icahn Enterprises that is made in violation of the Partnership Act and who knew at the time of the distribution that the distribution was improper, is liable to Icahn Enterprises for the amount of the distribution. Such liability or liability under other applicable Delaware law (such as the law of fraudulent conveyances) ceases after expiration of three years from the date of the applicable distribution.

Reimbursement of Expenses

The partnership agreement requires us to reimburse the general partner for expenses it reasonably incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by the general partner in connection with conducting our business, including without limitation, salaries and rent. Such allocations are subject to periodic review by our audit committee.

Termination, Dissolution and Liquidation

The partnership will continue until December 31, 2085, unless sooner dissolved or terminated and its assets liquidated upon the occurrence of the earliest of:

•the withdrawal, removal or bankruptcy of the general partner (subject to the right of the unitholders to reconstitute and continue the business of Icahn Enterprises by written agreement of a majority interest and designation by them of a successor general partner within 90 days);
•the written consent or affirmative vote of a majority interest, with the approval of the general partner, to dissolve and terminate the partnership;
•the sale or other disposition of all or substantially all of the assets of the partnership;
•the partnership’s insolvency or bankruptcy; or
•any other event causing or requiring a dissolution under the Partnership Act.

The unitholders’ right to continue Icahn Enterprises described above is subject to the receipt of an opinion of counsel to the effect that the continuation and the selection of a successor general partner will not result in the loss of limited liability of the unitholders and will not cause Icahn Enterprises to be treated as an association taxable as a corporation for U.S. federal income tax purposes. Upon dissolution, the general partner or other entity or person authorized to wind up the affairs of Icahn Enterprises will proceed to liquidate the assets of Icahn Enterprises and apply the proceeds of liquidation in the order of priority set forth in the partnership agreement.